# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: P10, Inc., CIK 0001841968
CUSIP: 69376K106
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4514 Cole Avenue, Suite 1600, Dallas, Texas (TX), 75205
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001178937-24-000062
Filed by CIK 0001888753

## Reporting persons
- MAW Management Co.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,046,980; sole dispositive power 104,698; shared dispositive power 0; aggregate amount beneficially owned 104,698 (0.2% of the class)
  Comment: (1)Beneficial ownership consists of Class B common stock. Holders of Class B Common Stock may elect to convert such shares on a one-for-one basis into Class A Common Stock at any time. After a Sunset (as defined below) becomes effective, each share of Class B Common Stock will automatically convert into Class A Common Stock.
  
  The figure in row 6 figure gives effect to the voting power of the Class B Common Stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A "Sunset" is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the "Charter")) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.
  
  (2) The figure in row 11 represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934 (the "Act"), based on the number of Class A common stock reported outstanding by the Issuer on November 10, 2023. The shares beneficially owned represent 0.2% of the combined voting power of the Class A common stock and Class B common stock collectively.
- TrueBridge Colonial Fund, U/A dated 11/15/2015: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 86,944,090; sole dispositive power 8,694,409; shared dispositive power 0; aggregate amount beneficially owned 8,694,409 (14.1% of the class)
  Comment: (1) Beneficial ownership consists of Class B common stock. Holders of Class B Common Stock may elect to convert such shares on a one-for-one basis into Class A Common Stock at any time. After a Sunset (as defined below) becomes effective, each share of Class B Common Stock will automatically convert into Class A Common Stock.
  
  The figure in row 6 figure gives effect to the voting power of the Class B Common Stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A "Sunset" is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the "Charter")) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.
  
  (2) The figure in row 11 represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Act, based on the number of Class A common stock reported outstanding by the Issuer on November 10, 2023. The shares beneficially owned represent 12.6% of the combined voting power of the Class A common stock and Class B common stock.
- The Mel Williams Irrevocable Trust u/a/d August 12, 2015: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 85,897,130; sole dispositive power 8,589,713; shared dispositive power 0; aggregate amount beneficially owned 8,589,713 (13.9% of the class)
  Comment: (1) Beneficial ownership consists of Class B common stock. Holders of Class B Common Stock may elect to convert such shares on a one-for-one basis into Class A Common Stock at any time. After a Sunset (as defined below) becomes effective, each share of Class B Common Stock will automatically convert into Class A Common Stock.
  
  The figure in row 6 figure gives effect to the voting power of the Class B Common Stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A "Sunset" is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the "Charter")) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.
  
  (2) The figure in row 11 represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Act, based on the number of Class A common stock reported outstanding by the Issuer on November 10, 2023. The shares beneficially owned represent 12.4% of the combined voting power of the Class A common stock and Class B common stock.
- TrueBridge Ascent, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,551,750; sole dispositive power 0; shared dispositive power 155,175; aggregate amount beneficially owned 155,175 (0.3% of the class)
  Comment: (1) Beneficial ownership consists of Class B common stock. Holders of Class B Common Stock may elect to convert such shares on a one-for-one basis into Class A Common Stock at any time. After a Sunset (as defined below) becomes effective, each share of Class B Common Stock will automatically convert into Class A Common Stock.
  
  The figure in row 6 figure gives effect to the voting power of the Class B Common Stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A "Sunset" is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the "Charter")) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.
  
  (2) The figure in row 11 represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Act, based on the number of Class A common stock reported outstanding by the Issuer on November 10, 2023. The shares beneficially owned represent 0.2% of the combined voting power of the Class A common stock and Class B common stock.
- Edwin A. Poston: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 88,519,334; sole dispositive power 8,717,903; shared dispositive power 155,175; aggregate amount beneficially owned 8,873,078 (14.3% of the class)
  Comment: (1) Beneficial ownership consists of Class B common stock. Holders of Class B Common Stock may elect to convert such shares on a one-for-one basis into Class A Common Stock at any time. After a Sunset (as defined below) becomes effective, each share of Class B Common Stock will automatically convert into Class A Common Stock.
  
  The figure in row 6 figure gives effect to the voting power of the Class B Common Stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A "Sunset" is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the "Charter")) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.
  
  (2) The figure in row 11 represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Act, based on the number of Class A common stock reported outstanding by the Issuer on November 10, 2023. The shares beneficially owned represent 12.8% of the combined voting power of the Class A common stock and Class B common stock.
- Mel Williams: type of reporting person: individual (IN); citizenship or place of organization: North Carolina (NC); sole voting power 0; shared voting power 88,519,354; sole dispositive power 8,717,905; shared dispositive power 155,175; aggregate amount beneficially owned 8,873,080 (14.3% of the class)
  Comment: (1) Beneficial ownership consists of Class B common stock. Holders of Class B Common Stock may elect to convert such shares on a one-for-one basis into Class A Common Stock at any time. After a Sunset (as defined below) becomes effective, each share of Class B Common Stock will automatically convert into Class A Common Stock.
  
  The figure in row 6 figure gives effect to the voting power of the Class B Common Stock, which entitles its holder to ten votes for each share held, until a Sunset becomes effective. A "Sunset" is triggered by any of the earlier of the following: (i) the Sunset Holders (as defined in the amended and restated certificate of incorporation of the Issuer (the "Charter")) cease to maintain direct or indirect beneficial ownership of 10% of the outstanding shares of Class A Common Stock (determined assuming all outstanding shares of Class B Common Stock have been converted into Class A Common Stock), (ii) the Sunset Holders collectively cease to maintain direct or indirect beneficial ownership of at least 25% of the aggregate voting power of the outstanding shares of Common Stock, and (iii) upon the tenth anniversary of the effective date of the Charter.
  
  (2) The figure in row 11 represents beneficial ownership of Class A common stock, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Act, based on the number of Class A common stock reported outstanding by the Issuer on November 10, 2023. The shares beneficially owned represent 7.6% of the combined voting power of the Class A common stock and Class B common stock.

## Item 1. Issuer
Name of issuer: P10, Inc.
Address of issuer's principal executive offices: The Issuer's principal executive offices are located at: 4514 Cole Ave., Suite 1600, Dallas, TX 75205.

## Item 2. Person Filing
Citizenship: This statement is filed by: (i) MAW Management Co., a Delaware corporation ("MAW Management"); (ii) TrueBridge Colonial Fund U/A, dated 11/15/2015, an irrevocable trust governed by the laws of Delaware (the "TrueBridge Fund"); (iii) The Mel Williams Irrevocable Trust u/a/d August 12, 2015, an irrevocable trust governed by the laws of Nevada (the "Mel Trust"); (iv) TrueBridge Ascent LLC, a Delaware limited liability company ("TrueBridge Ascent"); (v) Edwin A. Poston, a United States citizen ("Mr. Poston"); and (vi) Mel Williams, a United States citizen ("Mr. Williams"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The address of the principal business office of each of the Reporting Persons is 4514 Cole Ave., Suite 1600, Dallas, TX 75205.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons may collectively be deemed to own the shares reported on row 9 of the cover pages of this Schedule 13G.

MAW Management is the direct beneficial holder of 104,698 shares of Class B common stock. The holders of Class B common stock may elect to convert on a one-for-one basis into Class A common stock at any time. Mr. Williams, as the president of MAW Management, may be deemed to beneficially own the shares of Class B common stock owned directly by MAW Management.

The TrueBridge Fund is the direct beneficial holder of 8,694,409 shares of Class B common stock. The holders of Class B common stock may elect to convert on a one-for-one basis into Class A common stock at any time. Mr. Poston, as a beneficiary of the TrueBridge Fund, may be deemed to beneficially own the shares of Class B common stock owned directly by the TrueBridge Fund.

The Mel Trust is the direct beneficial holder of 8,589,713 shares of Class B common stock. The holders of Class B common stock may elect to convert on a one-for-one basis into Class A common stock at any time. Mr. Williams, as a beneficiary of the Mel Trust, may be deemed to beneficially own the shares of Class B common stock owned directly by the Mel Trust.

TrueBridge Ascent is the direct beneficial holder of 155,175 shares of Class B common stock. The holders of Class B common stock may elect to convert on a one-for-one basis into Class A common stock at any time. Mr. Poston, as manager of TrueBridge Ascent, may be deemed to beneficially own the shares of Class B common stock owned directly by TrueBridge Ascent.

Mr. Poston is the direct beneficial holder of 23,494 shares of Class A common stock.

Mr. Williams is the direct beneficial holder of 23,494 shares of Class A common stock.

The Reporting Persons may be deemed to be members of a Section 13(d) group that collectively beneficially owns more than 10% of the Issuer's common stock. Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the securities or rights to acquire securities directly held by any other Reporting Person covered by this Schedule 13G.

P10, Inc. entered into a controlled company agreement (the "Controlled Company Agreement"), with principals of 210 Capital, L.L.C. ("210 Capital") and certain of their affiliates (the "210 Group"), RCP Advisors and certain of their affiliates (the "RCP Group") and TrueBridge Capital Partners ("Truebridge") and certain of their affiliates (collectively the "TrueBridge Group"), granting each party certain board designation rights. So long as the 210 Group continues to collectively hold a combined voting power of (A) at least 10% of the shares of common stock outstanding immediately following the closing date of the IPO (the "Closing Date"), P10, Inc. shall include in its slate of nominees two (2) directors designated by the 210 Group and (B) less than 10% but at least 5% of the shares of common stock outstanding immediately following the Closing Date, one (1) director designated by the 210 Group. So long as the RCP Group and any of their permitted transferees who hold shares of common stock as of the applicable time continue to collectively hold a combined voting power of at least 5% of the shares of common stock outstanding immediately following the Closing Date, P10, Inc. shall include in its slate of nominees one (1) director designated by the RCP Stockholders. So long as TrueBridge and any of its permitted transferees who hold shares of common stock as of the applicable time continue to collectively hold a combined voting power of at least 5% of the shares of common stock outstanding immediately following the Closing Date, P10, Inc. shall include in its slate of nominees one (1) director designated by the TrueBridge Group.

The Controlled Company Agreement provides that, without the prior written consent of the Issuer, the 210 Group, the RCP Group and the TrueBridge Group will not, and will not publicly disclose an intention to, during the period commencing on the date of the Controlled Company Agreement and ending three years after the date thereof (the "Restricted Period"), (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by the 210 Group, RCP Group or the TrueBridge Group or any other Equity Securities (as defined therein) or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Equity Securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of shares of common stock or any such other securities, in cash or otherwise, subject to certain exceptions. Notwithstanding the foregoing, one third of the Equity Securities held by each such party as of the consummation of the Issuer's initial public offering ("IPO"), shall be released from such lock-up restrictions on each of the first, second and third anniversary of the consummation of the IPO.
Percent of class:
The following percentages are based on (i) the number of shares that may be deemed to be beneficially owned by the Reporting Persons as of December 31, 2023, and (ii) the number of shares of Class A common stock deemed outstanding (53,122,612 shares) and Class B common stock deemed outstanding (63,834,150), as reported by the Issuer on November 10, 2023.

As of the close of business on December 31, 2023, the Reporting Persons beneficially owned approximately 27.5% of the outstanding shares of Class B common stock.

As of the close of business on December 31, 2023, the Reporting Persons beneficially owned approximately 24.9% of the outstanding shares of Class A common stock.
Sole power to vote or to direct the vote: See row 5 of the cover pages
Shared power to vote or to direct the vote: See row 6 of the cover pages
Sole power to dispose or to direct the disposition: See row 7 of the cover pages
Shared power to dispose or to direct the disposition: See row 8 of the cover pages

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MAW Management Co.: /s/ Mel Williams, President (02/06/2025)
- TrueBridge Colonial Fund, U/A dated 11/15/2015: /s/ First Republic Trust Company of Delaware, Trustee (02/06/2025)
- TrueBridge Colonial Fund, U/A dated 11/15/2015: /s/ Carece Rufe, Chief Trust Officer (02/06/2025)
- The Mel Williams Irrevocable Trust u/a/d August 12, 2015: /s/ Alliance Trust Company, Trustee (02/06/2025)
- The Mel Williams Irrevocable Trust u/a/d August 12, 2015: /s/ Jacqui Miller, Senior Trust Officer (02/06/2025)
- TrueBridge Ascent, LLC: /s/ Edwin Poston, Manager (02/06/2025)
- TrueBridge Ascent, LLC: /s/ Mel Williams, Manager (02/06/2025)
- Edwin A. Poston: /s/ Edwin Poston, Manager (02/06/2025)
- Mel Williams: /s/ Mel Williams, Manager (02/06/2025)